SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.
SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of July, 2004

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of June and Cumulative for 6 Months, 2004, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of May 2004 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of June and Cumulative for 6 Months, 2004,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of May 2004
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	June N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH OF JUNE 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+2.8%	up moderate double digits, significantly more than the industry

40 to 100 horsepower (2WD)	+11.8%	up low double digits, slightly more than the industry

over 100 horsepower (2WD)	+55.7%	up triple digits, significantly more than the industry

4 wheel drive tractors	+97.2%	up triple digits, significantly more than the industry

Sub total tractors over 40 hp	+19.9%	up high double digits, significantly more than the industry

Total Ag tractors	+8.7%	up moderate double digits, significantly more than the industry

Combines	+71.7%	up triple digits, significantly more than the industry

Loader/backhoes	up significantly	up significantly, and significantly more than the industry

Skid Steer Loaders	up moderately	up significantly, and significantly more than the industry

Total Heavy Construction Equipment	up significantly	up significantly, and significantly more than the industry

RETAIL UNIT SALES:
6 MONTHS, 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+8.8%	up mid single digits, slightly less than the industry

40 to 100 horsepower (2WD)	+11.4%	up high single digits, slightly less than the industry

over 100 horsepower (2WD)	+27.5%	up moderate double digits, in line with the industry

4 wheel drive tractors	+21.7%	up moderate double digits, equal to the industry

Sub total tractors over 40 hp	+15.4%	up low double digits, in line with the industry

Total Ag tractors	+11.4%	up low double digits, in line with the industry

Combines	+26.6%	up mid single digits

Loader/backhoes	up significantly	up significantly, slightly less than the industry

Skid Steer Loaders	up significantly	up significantly, slightly less than the industry

Total Heavy Construction Equipment	up significantly	up significantly, slightly more than the industry

DEALER INVENTORIES:
END OF MAY 2004

Agricultural Tractors:
under 40 horsepower (2WD)	6.1 months supply	1/2 month higher than the industry

40 to 100 horsepower (2WD)	5.4 months supply	in line with the industry

over 100 horsepower (2WD)	4.2 months supply	1/2 month higher than the industry

4 wheel drive tractors	3.1 months supply	1/2 month lower than the industry

Total tractors	5.7 months supply	in line with the industry

Combines	4.8 months supply	more than 1 month more than the industry

Dated: July 19, 2004

Industry Trends

U.S. Ag Flash Reports

June 2004 Flash Report
U.S. Unit Retail Sales
(Report released 7/14/2004)

							May 2004
				Y-T-D	Y-T-D		U.S. Field
Equipment	June 2004	June 2003	% Chg.	2004	2003	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	17,360	17,156	1.2	72,393	66,994	8.1	66,041
40 & Under 100 HP	8,142	7,305	11.5	33,715	29,795	13.2	28,191
100 HP & Over	1,810	1,046	73.0	10,842	7,688	41.0	5,558
Total - 2 Wheel Drive	27,312	25,507	7.1	116,950	104,477	11.9	99,790
Total - 4 Wheel Drive	294	144	104.2	1,846	1,435	28.6	807
Total Farm Wheel Tractors	27,606	25,651	7.6	118,796	105,912	12.2	100,597
Combines (Self-Propelled)	614	350	75.4	2,103	1,719	22.3	1,799

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

To U.S. Ag Flash Report Archive >>

© AEM 2004 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

June 2004 Flash Report Canada Unit Retail Sales
(Report released 7/14/2004)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	June			June YTD			May
							2004	2003
							Canadian	Canadian
							(Field)	(Field)
Equipment	2004	2003	% Chg.	2004	2003	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	1,048	752	39.4%	3,521	2,754	27.9%	3,484	3,755
40 & Under 100 HP	703	603	16.6%	2,907	3,075	(5.5%)	2,851	3,404
100 HP & Over	370	354	4.5%	1,784	2,212	(19.3%)	1,477	1,685
Total - 2 Wheel Drive	2,121	1,709	24.1%	8,212	8,041	2.1%	7,812	8,844
Total - 4 Wheel Drive	55	33	66.7%	448	450	(0.4%)	157	213
Total Farm Wheel Tractors	2,176	1,742	24.9%	8,660	8,491	2.0%	7,969	9,057
Combines (Self-Propelled)	145	92	57.6%	490	329	48.9%	630	483

Go To Canadian Ag Flash Reports Archive >>

© AEM 2004 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

July 19, 2004